NO ACT

PE. 01/14/2013



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549




13000342

DIVISION OF
CORPORATION FINANCE

March 18, 2013

Timothy O'Grady
Sprint Nextel Corporation
timothy.ogrady@sprint.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3/18/13

Re: Sprint Nextel Corporation
Incoming letter dated January 14, 2013

Dear Mr. O'Grady:

This is in response to your letters dated January 14, 2013 and February 19, 2013 concerning the shareholder proposal submitted to Sprint by the New York City Employees' Retirement System; the New York City Fire Department Pension Fund; the New York City Teachers' Retirement System; the New York City Police Pension Fund; and the New York City Board of Education Retirement System. We also have received a letter on the proponents' behalf dated February 14, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Richard S. Simon
The City of New York
Office of the Comptroller
rsimon@comptroller.nyc.gov

March 18, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sprint Nextel Corporation
Incoming letter dated January 14, 2013

The proposal relates to a report.

We are unable to conclude that Sprint has met its burden of establishing that it may exclude the proposal under rule 14a-8(h)(3). Accordingly, we do not believe that Sprint may omit the proposal from its proxy materials in reliance on rule 14a-8(h)(3).

Sincerely,

Norman von Holtzendorff
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Sprint Nextel
6200 Sprint Parkway,
Overland Park, Kansas 66251
KSOPHF0302-3B465
Office: (913) 315-1620

Aisha Reynolds
Counsel – Securities & Governance

VIA ELECTRONIC MAIL

February 19, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Sprint Nextel Corporation – Omission of Shareholder Proposal from the New York City Pension Funds

Ladies and Gentlemen:

Sprint Nextel Corporation (the "Company") is submitting this letter in response to the February 14, 2013 letter from Richard S. Simon of the New York City Office of the Comptroller to the Staff of the Division of Corporation Finance (the "Staff") regarding a shareholder proposal (the "Proponent's Letter"). In our letter to the Staff dated January 14, 2013 (the "No Action Request"), we requested that the Staff concur with the Company's view that it may exclude the shareholder proposal submitted by the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Board of Education Retirement System (the "Proponent") on November 27, 2012 (the "Proposal") pursuant to Rule 14a-8(h)(3) because neither the Proponent nor its qualified representative attended the Company's 2012 Annual Meeting of Shareholders to present the Proponent's shareholder proposal contained in the Company's 2012 Proxy Statement (the "2012 Proposal").

In accordance with Section C of Staff Legal Bulletin No. 14D (November 7, 2008), we are submitting this letter to the Staff electronically via email to shareholderproposals @sec.gov. A copy of this submission is also being sent to the Proponent.

I. The Proponent Failed to Send a Representative to Present the Proposal on its Behalf

Under Rule 14a-8(h)(1), the proponent of shareholder proposal must attend the shareholders meeting to present the proposal or, alternatively, must send a representative who is qualified under state law to present the proposal on *its* behalf (emphasis added).

The Proponent has offered no proof that Mr. Villegas, a representative of the AFL-CIO who attended the meeting to present a separate shareholder proposal, presented the 2012 Proposal on *its* behalf. Rather, Mr. Villegas said, on record, that he was only at the meeting to present a proposal on behalf of the AFL-CIO regarding the bonus deferral policy.

As stated in the Company's No Action Request, Mr. Villegas approached one of the Company's representatives and stated that he was surprised to be asked to present the 2012 Proposal. The Proponent has not offered any proof that Mr. Villegas was aware that he would be presenting the 2012 Proposal on its behalf. The Proponent's own documents show that it sent an email to Mr. Villegas, but fail to provide proof that the email was received by Mr. Villegas. Moreover, the Proponent has failed to provide any confirmation from Mr. Villegas that he agreed to present the proposal on its behalf, and the facts indicate that at no time at the 2012 Annual Meeting did Mr. Villegas act on *its* behalf.

The mere fact that the Company's Chairman asked Mr. Villegas to present a proposal does not mean that he was acting as a qualified representative of the Proponent. When addressed by the Company's Chairman during the meeting, Mr. Villegas said that he was only there to present the AFL-CIO's proposal, and he did not identify the Proponent or claim that he was representing it. In *CBS Inc.* (available January 31, 1977), an officer of CBS presented for action a proponent's proposal submitted for inclusion in the proxy materials at the company's 1976 annual meeting. The officer indicated that he was not a representative of the proponent. Regarding proponent's absence from the meeting, the Staff stated, "it appears that Mrs. Davis did not appear in person or by proxy at the 1976 meeting on behalf of her proposal as is required by Rule 14a-8(a)(2) [the predecessor to Rule 14a-8(h)(3)]." Although the proponent explained that she did not attend the meeting because she had been assured by the company that her proposal would be presented in her absence, the Staff found that this reason did not constitute "good cause." In particular, the Staff stated, *"this Division does not believe that assurances from management that a proposal which has been noticed in the proxy statement will be presented for a vote at the annual meeting constitutes 'good cause' for not appearing, at least by proxy to present one's proposal."* (emphasis added). The Staff has repeatedly determined that this procedural defect is not cured where the proposal is actually presented at the meeting by an unrelated attendee and voted upon by the shareholders. See *Safeway Corp.* (available March 7, 2002), *Eastman Chemical Company* (available February 27, 2001), *Entergy Corporation* (available February 9, 2001), *Lucent Technologies Inc.* (available September 21, 1999), and *Excalibur Technologies Corporation* (available May 4, 1999).

II. Reporting the Voting Results on Form 8-K does not Preclude the Company's Ability to Exclude the Proposal under Rule 14a-8(h)(3)

The Staff has permitted exclusion of a proposal where the proponent did not appear, even though the company allowed the proposal to be voted on and reported the voting results on a Form 8-K. See *Ameron International Corporation* (available January 12, 2011) and Ameron's Form 8-K filed on April 2, 2010. Ameron actually conducted a shareholder vote on the matter, whereas the Company did not. Moreover, the Company's Form 8-K, filed on May 18, 2012, specifically says, "[N]one of the shareholder proposals voted on at the meeting received a majority of the votes cast. The votes on the shareholder proposals that were included in the proxy statement were as follows..." Nowhere in the Company's Form 8-K does it state that the shareholders voted on the 2012 Proposal, rather the Form 8-K only provides the voting results for the proposals included in the proxy statement and not the voting results for shareholder proposals that were voted on at the 2012 annual meeting of shareholders.

III. The Proposal was not Properly Presented

The Proponent's Letter asserts that Mr. Villegas met the literal requirements of Rule 14a-8(h)(3) by saying he personally appeared, and on the record made an oral statement presenting the proposal. The Proponent is mistaken. The requirements of 14a-8(h)(1) are set forth below:

> *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

The Proponent has not demonstrated that Mr. Villegas was qualified under Kansas law to present the 2012 Proposal or that he presented the 2012 Proposal on its behalf. Rather, the Proponent argues that the Staff should interpret the requirements for presentation of a proposal under Kansas law and make the state law determination that Mr. Villegas presented the 2012 Proposal even though he denied that he was a representative of the Proponent and he never made any statement that could reasonably be interpreted as presenting the Proposal.

Rule 14a-8(h)(3) states, "if you or your qualified representative fail to appear <u>and</u> present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for all meetings held in the following two years." The rule stands in contrast to what transpired at Sprint's 2012 annual meeting. As reflected in the transcript that was included with the No Action Request, Mr. Villegas did not state that he represented the Proponent, read a statement in support of the proposal or say what the proposal was about, he merely stated that another shareholder (which had submitted the previous proposal) supported this one. Compare Mr. Villegas' statements regarding the 2012 Proposal with the proposal that he presented on behalf of the AFL-CIO. During the presentation of the AFL-CIO's proposal, Mr. Villegas introduced the proponent of the proposal and read a statement in support of the proposal. Under both Kansas law and under a plain reading of Rule 14a-8, his actions with respect to the 2012 Proposal cannot constitute "presenting" the 2012 Proposal.

II. Conclusion

For the reasons set forth above and in the No Action Request, the Company believes the Proposal is, and that any other proposals presented by the Proponent for shareholder meetings held by the Company during 2013 or 2014 are, excludable pursuant to Rule 14a-8(h)(3) because neither the Proponent nor the Proponent's qualified representative presented the 2012 Proposal at the 2012 annual meeting of shareholders. The Company respectfully requests that the Staff concur with the Company's view on this basis.

Should the Staff disagree with our conclusions regarding the exclusion of the Proponent's proposals, or should the Staff desire any additional information in support of our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the Staff's issuance of its response. The Company has preserved a contemporaneous audio recording of the 2012 Annual Meeting, in addition to eyewitness accounts of the meeting. Should the Staff wish to view any of this information or have any other questions regarding this request, please do not hesitate to contact the undersigned at aisha.reynolds@sprint.com or (913) 315-1620 or Timothy O'Grady, Vice President, Securities and Governance at timothy.ogrady@sprint.com or (913) 794-1513. The Company requests respectfully that, in the interest of time, the Staff send a copy of its response via email to the undersigned at timothy.ogrady@sprint.com.

Very truly yours,



Aisha Reynolds
Counsel – Securities & Governance

cc: Michael Garland
NYC Office of the Comptroller



Richard S. Simon
Deputy General Counsel

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET ROOM 602
NEW YORK, N.Y. 10007-2341

JOHN C. LIU
COMPTROLLER

TELEPHONE: (212) 669-4568
FAX NUMBER: (212) 815-8663

EMAIL: RSIMON@COMPTROLLER.NYC.GOV

February 14, 2013

BY EMAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Sprint Nextel Corporation;
Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds") in response to the January 14, 2013 letter (the "Company Letter") submitted to the Securities and Exchange Commission by inside counsel for Sprint Nextel Corporation ("Sprint" or the "Company"), which seeks assurance that the Staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action if the Company excludes from its proxy statement for the 2013 annual meeting the Funds' shareholder proposal (the "Proposal").

I have reviewed the Proposal, as well as the Company's Letter. Based upon that review, as well as a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from the Company's 2013 Proxy Materials. The Proposal was in fact presented at the Company's 2012 annual meeting by the person designated to do so by the Funds, in accord with Rule 14a-8(h)(3). Accordingly, the Funds respectfully request that the Commission deny the relief that the Company seeks.

Discussion

The Company has challenged the Proposal on the following ground: Rule 14a-8(h)(3) (failure by proponent to present proposal at annual meeting). As shown below, the Funds submit that the facts, primarily as set forth in the Company's Letter, establish that the Company has failed to meet its burden of proving its entitlement to "no-action" relief on that ground.

The Company Letter, at pages 2-3, lays out the following facts:

- That a representative of the Funds informed the Company in advance that Mr. A. J. Villegas would present the Funds' Proposal at the Company's May 12, 2012 annual meeting;
- That Mr. Villegas did attend the Company's annual meeting;
- That at the annual meeting, Mr. Villegas first presented a shareholder proposal of the AFL-CIO;
- That the Company's Chairman then called upon Mr. Villegas to present the Funds' Proposal, as well;
- That when Mr. Villegas did not recall that he was deputed to present the Funds' Proposal in addition to the AFL-CIO's proposal, the Chairman reminded him on the record: "But you're tagged with this one, too, buddy."
- That Mr. Villegas then stated on the record: "Yes, I am tagged with this one. (Laughter) I'll just stand here and introduce myself again and say that the AFL-CIO urges you to support this proposal."

In addition to the above facts taken directly from the Company Letter, I note further that the Company's Form 8-K filed after the annual meeting reported the results of the shareholder vote on all proposals, including on the Funds' Proposal, without any assertion that the Fund's Proposal had not been properly introduced. The Proposal earned 19% of the votes cast. *Sprint May 18, 2012 Form 8-K*, pdf p. 4, at http://investors.sprint.com/Cache/13465151.pdf?O=3&IID=4057219&OSID=9&FID=13465151.

Finally, the attached email chain, from Ms. Amna Khan of the New York City Comptroller's Office to Mr. Villegas and others, confirms that the Funds, through the Comptroller's Office, did inform Mr. Villegas in advance of the annual meeting that he was to present the Funds' Proposal.

These well-documented facts establish that the ground for exclusion provided for in Rule 14a-8(h)(3) did not occur; specifically, that "neither the shareholder nor the shareholder's qualified representative appeared and presented the proposal." The Funds' qualified representative, Mr. Villegas, did appear at the Company's annual meeting, and after a reminder from the Chairman, did acknowledge on the record that he was "tagged" to present the Funds' Proposal, and did urge shareholders to vote for that Proposal. While Mr. Villegas referenced the AFL-CIO when presenting the Proposal, and did not read the statement of the Comptroller's Office, his oral statement did ask the shareholders, on the record, to vote for the Proposal. Thus, Mr. Villegas's presentation of the Proposal, though quite brief, met the literal requirements stated on the face of Rule 14a-8(h)(3): he personally appeared at the meeting, and on the record, he made an oral statement presenting the Proposal.

Because the face of Rule 14a-8(h)(3) does not require anything more than what Mr. Villegas did to present the Proposal, we respectfully submit that a no-action letter would not be the appropriate place to put such a heightened requirement into effect for the very first time. While the SEC or the Staff, respectively, could promulgate a rule or issue a legal bulletin setting forth a heightened requirement, no such requirement is in place at this time.

Indeed, nothing in the no-action letters cited by the Company indicates any greater requirement. None of those letters involved a proponent or representative who appeared at the annual meeting, was introduced to present the proposal, and then made a statement on the record, prior to the vote, urging a vote for the proposal. They all involved either a proponent or representative failing to appear, *e.g.*, *Safeway, Inc.* (March 7, 2002), *reconsideration denied* (March 27, 2002), or one who was physically present at the meeting but said nothing whatsoever in support of the proposal on the record, before the vote, *e.g.*, *Southwest Airlines Co.* (Feb. 23, 2012). Neither of those fact patterns occurred here.

Because an authorized representative of the Funds did appear and present the Proposal, the Funds' actions complied with the wording of Rule 14a-8(h)(3), and the Company has not met its burden on its sole ground for requesting no-action advice.

Conclusion

For the reasons set forth above, the Funds respectfully request that the Company's request for "no-action" relief be denied.

Thank you for your consideration.

Sincerely,



Richard S. Simon

Cc: Timothy O'Grady, Esq.
Vice President – Securities and Governance
Sprint Nextel Corporation

From: Khan, Amna
Sent: Friday, May 11, 2012 10:55 AM
To: A.J. Villegas
Cc: Tony Daley; Budhai, Millicent
Subject: RE: Sprint Nextel Corp. Annual Meeting.

Hello A.J.
Thank you so much for agreeing to present our proposal. Attached are three files. The first file has the statement to be presented at the annual meeting along with our proposal that we filed which is for you information only and the second file has the meeting agenda with date, time and location of the meeting.
The Third file has details of the New York City current holdings. The New York City Pension funds Currently holds 7,854,141 shares of Sprint Nextel common stock. You can take this with you at the meeting in case they ask for proof of ownership.

If you have any questions you can contact me.

Tony: Thank you so much for your help and I have one more question, did you inform the company about the speaker or should I contact them?

Amna Khan
New York City Office of the Comptroller
212-669-8824

From: Tony Daley [mailto:tdaley@cwa-union.org]
Sent: Thursday, May 10, 2012 5:36 PM
To: Khan, Amna
Cc: A.J. Villegas
Subject: Re: Sprint Nextel Corp. Annual Meeting.

Yes. His name is A.J. Villegas (avillegas@cwa-union.org), but I am copying him on this email. Please email me a copy of the statement as well. Thanks.

AJ, we agreed to read the statement from the New York City Controllers Office for the NYC pension plan. This proposal they filed is one we back and have filed at other companies.

Tony

On Thu, May 10, 2012 at 4:00 PM, Khan, Amna <akhan@comptroller.nyc.gov> wrote:

Hello Tony,

Have your confirmed the speaker? Once you finalize it, can you send me the speaker's email address so I can email the statement.

Thank you,

Amna

From: Tony Daley [mailto:tdaley@cwa-union.org]
Sent: Monday, May 07, 2012 11:29 AM
To: Khan, Amna
Cc: Shelly Walden; Rob McGarrah
Subject: Re: Sprint Nextel Corp. Annual Meeting.

We can help you out. I will confirm today the speaker from CWA.

Tony

On Mon, May 7, 2012 at 11:11 AM, Khan, Amna <akhan@comptroller.nyc.gov> wrote:

Hi Tony,

Hope you are doing fine. Do you have the name of representative for the Sprint Nextel Meeting coming up next week? We also have a proposal on Political spending and want to know if your presenter can also read our statement.

Thank You.

Amna Khan

New York City Office of the Comptroller

212-669-8824

From: Rob McGarrah [mailto:Rmcgarra@aflcio.org]
Sent: Wednesday, April 25, 2012 3:22 PM
To: Khan, Amna
Cc: Shelly Walden; Tony Daley
Subject: RE: Sprint Nextel Corp. Annual Meeting.

Amna,

Sorry for the delay. I've copied my colleagues, Shelly Walden and Tony Daley. I think Tony will have the name of the person attending the Sprint Nextel Meeting.

Rob

Robert E. McGarrah, Jr.

Counsel

AFL-CIO Office of Investment

815 16th Street, NW

Washington, DC 20006

202-637-5335 (office)

FISMA & OMB Memorandum M-07-16

From: Khan, Amna [mailto:akhan@comptroller.nyc.gov]
Sent: Monday, April 23, 2012 10:46 AM
To: Rob McGarrah
Subject: Sprint Nextel Corp. Annual Meeting.

Hi Rob,

Hope you are doing fine. Just want to follow up on the sprint Nextel meeting on May 15ht, 2012. Did you guys find any representative for your shareholder proposal? I did not hear anything from the lady that you said is working on this and will contact me. Can I have her contact number again?

Thank you.

Amna Khan

New York City Office of the comptroller

212-669-8824

From:	Reynolds, Aisha [GOV] <Aisha.Reynolds@sprint.com>
Sent:	Monday, January 14, 2013 2:35 PM
To:	shareholderproposals
Cc:	Schnopp, Stefan K [GOV]; O'Grady, Tim P [GOV]; Wunsch, Charlie R [LEG]
Subject:	Sprint Nextel Corporation - No Action Request
Attachments:	No Action Request Letter - NY Pension Funds (January 2013).pdf

Please see the attached no action request with respect to a shareholder proposal from the New York City Pension Funds.

Thank you,

Aisha Reynolds
Counsel | Securities & Governance | Sprint Nextel
6200 Sprint Parkway | Overland Park, KS 66251
MS: KSOPHF0302-3B465
Phone: 913.315.1620 | Fax: 913.523.8628
aisha.reynolds@sprint.com



Sprint Nextel
6200 Sprint Parkway,
Overland Park, Kansas 66251
KSOPHF0302-3B679
Office: (913) 794-1513

Timothy O'Grady
Vice President – Securities & Governance

VIA ELECTRONIC MAIL

January 14, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Sprint Nextel Corporation – Omission of Shareholder Proposal from the New York City Pension Funds

Ladies and Gentlemen:

The purpose of this letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, that Sprint Nextel Corporation (the "Company" or "Sprint Nextel") intends to omit from its proxy statement and form of proxy for the 2013 annual meeting of its shareholders (the "2013 Proxy Materials") the shareholder proposal and supporting statement attached hereto as Exhibit A (the "Shareholder Proposal"), which was submitted by the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Board of Education Retirement System (the "Proponent").

Sprint Nextel believes that the Shareholder Proposal may be excluded from our 2013 Proxy Materials pursuant to Rule 14a-8(h)(3) because neither the Proponent nor its qualified representative attended the Company's 2012 Annual Meeting of Stockholders to present the Proponent's stockholder proposal contained in the Company's 2012 Proxy Statement (the "2012 Proposal"). Sprint Nextel hereby respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if the Company excludes the Shareholder Proposal from its 2013 Proxy Materials and excludes all further shareholder proposals submitted by the Proponent for inclusion in the proxy materials for any other shareholder meetings held by the Company during 2013 or 2014.

In accordance with Rule 14a-8(j), we are submitting this letter not later than 80 days prior to the date on which we intend to file definitive 2013 Proxy Materials. Pursuant to Staff Legal Bulletin 14D (November 7, 2008), we are transmitting this letter via electronic mail to the Staff in lieu of mailing paper copies. We are also sending a copy of this letter to the Proponent as notice of Sprint Nextel's intent to omit the Shareholder Proposal from its 2013 Proxy Materials and to omit all further shareholder proposals submitted by the Proponent for inclusion in the proxy materials for any other shareholder meetings held by the Company during 2013 or 2014.

I. The Company May Exclude the Proposals Pursuant to Rule 14a-8(h)(3).

In accordance with Rule 14a-8, the Company included the Proponent's 2012 Proposal in the Company's proxy materials (the "2012 Proxy Materials") for its 2012 annual meeting of shareholders (the "2012 Annual Meeting"); however, neither the Proponent nor a qualified representative presented the 2012 Proposal at the 2012 Annual Meeting, nor has the Proponent provided any reason that may reasonably constitute good cause for its failure to present the 2012 Proposal. Rule 14a-8(h)(3) provides that if a proponent or his qualified representative fails to appear *and present* a proposal, *without good cause*, the Company is permitted to exclude all of the proponent's proposals from its proxy materials for any meetings held in the following two calendar years. Based on this rule, we believe that the Shareholder Proposal may be excluded from the 2013 Proxy Materials and that the Company may exclude all further shareholder proposals submitted by the Proponent for inclusion in the proxy materials for any other shareholder meetings held by the Company during 2013 or 2014.

The 2012 Annual Meeting was held at 10:00 a.m. Central Time on Tuesday, May 15, 2012, at the Sheraton Overland Park Hotel, 6100 College Boulevard, Overland Park, Kansas. At 2:12 p.m. Central Time on May 11, 2012, a representative of the Proponent called Sprint Nextel and informed the Company that a Mr. A.J. Villegas would present the proposal on its behalf. A transcript of the voicemail is attached hereto as Exhibit B. The AFL-CIO Reserve Fund, which was the proponent of a different proposal, had previously informed the Company that Mr. A.J. Villegas would present its proposal at the 2012 Annual Meeting.

Mr. James Hance, the Company's Chairman of the Board, called the 2012 Annual Meeting to order at approximately 10:00 a.m. Central Time on Tuesday, May 15, 2012. The Company estimates that there were approximately 100 individuals in attendance. As part of his prepared remarks for the 2012 Annual Meeting, Mr. Hance stated that there were nine proposals to be voted on, each of which was discussed in detail in the proxy statement. The 2012 Proposal was the eighth proposal.

After presenting the sixth proposal, Mr. Hance introduced Mr. Villegas to present the The AFL-CIO Reserve Fund proposal. As reflected in the transcript of the 2012 Annual Meeting, the relevant sections of which are attached hereto as Exhibit C, Mr. Hance said:

> Okay, the seventh item of business to come before this meeting is to vote on a shareholder proposal sponsored by The AFL-CIO Reserve Fund, concerning a bonus deferral policy. A resolution and statements in support of and opposition to the proposal are set forth in the proxy statement beginning on page 63. The board unanimously recommends a vote against this proposal. And Mr. A.J. Villegas is here today to present the proposal on behalf of the proponent. Mr. Villegas.

After which Mr. Villegas formally presented the "bonus deferral proposal" and said:

> Thank you. My name's A.J. Villegas and I represent the AFL-CIO, a federation of 56 unions representing more than 12 million members. I am here today to introduce the AFL-CIO shareholder proposal on bonus banking. Our proposal urges the compensation committee to adopt a bonus deferral policy for senior

> executives that delays a portion of the payments under the annual bonus plan for three years. In 2011, CEO and President Daniel Hesse received a total pay package of nearly $12 million or a 31% raise from 2010 including a higher cash bonus that ignored the expense of carrying the i-Phone. Last year, Mr. Hesse received a cash bonus of $1.8 million under the short-term incentive compensation plan. The compensation committee by its own admission excluded the impact of the i-Phone on operating income before depreciation and amortization, one of the metrics on which the bonus was based. As a result, Mr. Hesse's bonus was 16% higher than it should have been. We are pleased that Mr. Hesse has responded to criticism from shareholders about the incentive plan payouts. We applaud his decision to give back some of his compensation. We believe that bonus banking will help better align Mr. Hesse's interest with shareholders over the long term. We are pleased that the company has also switched to using an annual performance period for calculating the bonus, but we continue to be concerned that the short-term incentive plan can encourage senior executives to take on excessive risks to meet the targets. We urge the compensation committee to adopt a bonus deferral policy that will create a long-term orientation for senior executives. For these reasons we urge you to vote for the proposal. Thank you for considering our proposal.

Mr. Hance then moved the next item of business, the Proponent's 2012 Proposal on political contributions. An excerpt of the transcript is set forth below:

> Mr. Hance: The eighth item of business to come before this meeting is a vote on a shareholder proposal sponsored by the New York City's Employee Retirement Fund, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund and the New York City Police Pension Fund, concerning political contributions. A resolution and statements in support of and opposition to the proposal are set forth in the proxy statement beginning on page 65. Sprint supports transparency and accountability in corporate spending, and has published a list of its political contributions on its website. Our disclosure is consistent with that of other public companies and our Nominating and Governance Committee now has formal responsibility with respect to this disclosure. Therefore the board unanimously recommends a vote against this proposal. But Mr. Villegas you are here again to present this proposal as well.
>
> Mr. Villegas: Well, actually I was only here to present the first one.
>
> Mr. Hance: But you're tagged with this one too, buddy.
>
> Mr. Villegas: Yes, I am tagged with this one. (Laughter) I'll just stand here and introduce myself again and say that the AFL-CIO urges you to support this proposal.
>
> Mr. Hance: Thank you very much.

No other person had been named by the Proponent as its qualified representative with respect to the 2012 Proposal, and in fact no other person spoke up at the 2012 Annual Meeting to introduce the 2012 Proposal. Mr. Villegas did not present the 2012 Proposal on behalf of the Proponent but stated only that the shareholder he did represent supported the 2012 Proposal. After the meeting was concluded, Mr. Villegas approached one of the Company's representatives and indicated that he was surprised to be named as a presenter for the Proponent's 2012 Proposal and that the Proponent had not notified him to request that he present its proposal.

The Staff has consistently taken the position that the failure by a proponent or a proponent's qualified representative to present a proposal is grounds for exclusion of that proponent's proposals for the following two calendar years. For example, the Staff took this position in each of *Southwest Airlines* (available February 23, 2012), *Hubbell Incorporated* (available January 7, 2004), *Raytheon Co.* (available January 22, 2003) and *PACCAR Inc.* (available February 11, 2000). In each, a proponent's representative failed to present the proponent's proposal when the chairman of the meeting asked the proponent or his representative to do so. See also *FleetBoston Financial Corp.* (available January 3, 2002). The Staff has even determined that this defect is not cured where the proposal is actually presented at the meeting by an unrelated attendee and voted upon by the shareholders. See *Safeway Corp.* (available March 7, 2002), *Eastman Chemical Company* (available February 27, 2001), *Entergy Corporation* (available February 9, 2001), *Lucent Technologies, Inc.* (available September 21, 1999), *Excalibur Technologies Corporation* (available May 4, 1999), *Kohl's Corporation* (available March 12, 1999) and *Mobil Corporation* (available September 3, 1998). Here, the 2012 Proposal was not presented by a qualified representative and there is no basis upon which the Proponent could assert good cause for failing to have a qualified representative present the 2012 Proposal.

Furthermore, the Staff stated in Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") that "[i]f a company demonstrates that it is entitled to exclude a proposal under rule 14a-8(h)(3), [it] can . . . request that [the Staff] issue a no-action response that covers both calendar years." SLB 14 further states:

> . . . For example, assume that, without "good cause," neither the shareholder nor the shareholder's representative attended the company's 2001 annual meeting to present the shareholder's proposal, and the shareholder then submits a proposal for inclusion in the company's 2002 proxy materials. If the company seeks to exclude the 2002 proposal under rule 14a-8(h)(3), it may concurrently request forward-looking relief for any proposal(s) that the shareholder may submit for inclusion in the company's 2003 proxy materials. If we grant the company's request and the company receives a proposal from the shareholder in connection with the 2003 annual meeting, the company still has an obligation under rule 14a-8(j) to notify us and the shareholder of its intention to exclude the shareholder's proposal from its proxy materials for that meeting. Although we will retain that notice in our records, we will not issue a no-action response.

Accordingly, consistent with SLB 14:

- We request that the Staff concur in our view that the Company may exclude the Shareholder Proposal from its 2013 Proxy Materials and that it may exclude all further shareholder proposals submitted by the Proponent for inclusion in the proxy materials for any other shareholder meetings held by the Company during 2013 or 2014;

- Should the Company receive a shareholder proposal from the Proponent for inclusion in the proxy materials for any other shareholder meetings held by the Company during 2013 or 2014, we undertake to notify the Staff and the Proponent of the Company's intention to exclude the Proponent's proposal from the Company's proxy materials for that meeting.

II. Conclusion.

For the reasons set forth above, the Company believes the Shareholder Proposal is, and that any other proposals presented by the Proponent for shareholder meetings held by the Company during 2013 or 2014 are, excludable pursuant to Rule 14a-8(h)(3) because neither the Proponent nor the Proponent's qualified representative presented the 2012 Proposal at the 2012 Annual Meeting. The Company respectfully requests that the Staff concur with the Company's view on this basis.

Should the Staff disagree with our conclusions regarding the exclusion of the Proposals, or should the Staff desire any additional information in support of our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the Staff's issuance of its response. The Company has preserved a contemporaneous audio recording of the 2012 Annual Meeting, in addition to eyewitness accounts of the meeting. Should the Staff wish to view any of this information or have any other questions regarding this request, please do not hesitate to contact the undersigned at timothy.ogrady@sprint.com or (913) 794-1513 or Aisha Reynolds, Counsel, Securities & Governance at (913) 315-1620. The Company requests respectfully that, in the interest of time, the Staff send a copy of its response via email to the undersigned at timothy.ogrady@sprint.com.

Very truly yours,



Timothy O'Grady
Vice President – Securities & Governance

Enclosures

cc: Michael Garland
NYC Office of the Comptroller



Michael Garland
ASSISTANT COMPTROLLER
ENVIRONMENTAL, SOCIAL AND
GOVERNANCE

CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
JOHN C. LIU

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 629
NEW YORK, N.Y. 10007-2341
TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV


RECEIVED
NOV 28 2012
By legal

November 27, 2012

Mr. Charles R. Wunsch
Senior Vice President,
General Counsel and Corporate Secretary
Sprint Nextel Corporation
6200 Sprint Parkway
Overland Park, KS 66251

Dear Mr. Wunsch:

I write to you on behalf of the Comptroller of the City of New York, John C. Liu. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the Company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the Company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the Company's proxy statement.

Letters from The Bank of New York Mellon Corporation certifying the Systems' ownership, for over a year, of shares of Sprint Nextel Corporation common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2517.

Sincerely,



Michael Garland

Enclosures

Resolved, the shareholders of Sprint Nextel (the "Company") hereby request the Company to prepare and semiannually update a report, which shall be presented to the pertinent board of directors committee and posted on the Company's website, that discloses the Company's–

(a) Policies and procedures for making political contributions and expenditures (both direct and indirect) with corporate funds, including the board's role (if any) in that process, and

(b) Monetary and non-monetary political contributions or expenditures that could not be deducted as an "ordinary and necessary" business expense under section 162(e) of the Internal Revenue Code; this would include (but not be limited to) contributions to or expenditures on behalf of political candidates, political parties, political committees and other entities organized and operating under sections 501(c)(4) of the Internal Revenue Code, as well as the portion of any dues or payments that are made to any tax-exempt organization (such as a trade association) and that are used for an expenditure or contribution that, if made directly by the Company, would not be deductible under section 162(e) of the Internal Revenue Code.

The report shall identify all recipients and the amount paid to each recipient from Company funds.

Stockholder Supporting Statement

As long-term Sprint Nextel shareholders, we support transparency and accountability in corporate spending on political activities. Disclosure is consistent with public policy and in the best interest of the Company and its shareholders. Indeed, the Supreme Court's 2010 *Citizens United* decision – which liberalized rules for corporate participation in election-related activities – recognized the importance of disclosure to shareholders. The Court said: "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages."

Sprint Nextel contributed at least $4.35 million in corporate funds since the 2002 election cycle. (CQ: http://moneyline.cq.com and National Institute on Money in State Politics: http://www.followthemoney.org)

We note that our Company discloses its contributions to state-level candidates and candidate committees on its website. We believe this is deficient because the Company will not disclose:

- ballot measure payments;
- independent expenditures; and
- payments to third-party organizations such as trade associations, super PACs, and groups organized under the sections 527 and 501(c)4 of the I.R.S. tax codes, if any.

Relying on publicly available data does not provide a complete picture of the Company's political spending. Information on indirect political engagement through trade associations and 501(c)4 groups cannot be obtained by shareholders unless the Company discloses it. This proposal asks the Company to disclose all of its political spending, direct and indirect. This would bring our Company in line with a growing number of leading companies, including Exelon, Merck and Microsoft, which support political disclosure and accountability and present this information on their websites.

The Company's Board and its shareholders need comprehensive disclosure to be able to fully evaluate the political use of corporate assets. We urge your support for this critical governance reform.



BNY MELLON

November 27, 2012

To Whom It May Concern

Re: Sprint Nextel Corporation **Cusip#: 852061100**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 27, 2011 through today at The Bank of New York Mellon, DTC participant #901 for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 2,624,312 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President



BNY MELLON

November 27, 2012

To Whom It May Concern

Re: Sprint Nextel Corporation **Cusip#: 852061100**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 27, 2011 through today at The Bank of New York Mellon, DTC participant #901 for the New York City Employees' Retirement System.

The New York City Employees' Retirement System 2,482,046 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286



BNY MELLON

November 27, 2012

To Whom It May Concern

Re: Sprint Nextel Corporation **Cusip#: 852061100**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 27, 2011 through today at The Bank of New York Mellon, DTC participant #901 for the New York City Police Pension Fund.

The New York City Police Pension Fund 1,386,002 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286



BNY MELLON

November 27, 2012

To Whom It May Concern

Re: Sprint Nextel Corporation **Cusip#: 852061100**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 27, 2011 through today at The Bank of New York Mellon, DTC participant #901 for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 137,616 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286



BNY MELLON

November 27, 2012

To Whom It May Concern

Re: Sprint Nextel Corporation **Cusip#: 852061100**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 27, 2011 through today at The Bank of New York Mellon, DTC participant #901 for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund 418,214 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286

Exhibit B

From: Microsoft Outlook **On Behalf Of** NEW YORK (No email address available)
Sent: Friday, May 11, 2012 2:12 PM
To: Reynolds, Aisha [GOV]
Subject: Voice Mail from NEW YORK (37 seconds)

You received a voice mail from NEW YORK at (212) 669-1001

Caller-Id: (212) 669-1001

TRANSCRIPTION:

Hi,this is Nan Kahn from the New York City Controller's Office. I'm, just returning a call. You left a message for Michael Garland regarding, the presenter for our proposal at the annual meeting. You can call me back at 212-669-8824 or his name is A.J. Villegas [spelled] V-I-L-L-G-A-S [sic], or I'll call you on Monday again and let you know, bye.

Exhibit C

The relevant portions of the transcript from Sprint's 2012 Annual Meeting are set forth below:

Mr. Hance: Okay, the seventh item of business to come before this meeting is to vote on a shareholder proposal sponsored by The AFL-CIO Reserve Fund, concerning a bonus deferral policy. A resolution and statements in support of and opposition to the proposal are set forth in the proxy statement beginning on page 63. The board unanimously recommends a vote against this proposal and Mr. A.J. Villegas is here today to present the proposal on behalf of the proponent. Mr. Villegas.

A.J. Villegas: Thank you. My name's A.J. Villegas and I represent the AFL-CIO, a federation of 56 unions representing more than 12 million members. I am here today to introduce the AFL-CIO shareholder proposal on bonus banking. Our proposal urges the compensation committee to adopt a bonus deferral policy for senior executives that delays a portion of the payments under the annual bonus plan for three years. In 2011, CEO and President Daniel Hesse received a total pay package of nearly $12 million or a 31% raise from 2010 including a higher cash bonus that ignored the expense of carrying the i-Phone. Last year, Mr. Hesse received a cash bonus of $1.8 million under the short-term incentive compensation plan. The compensation committee by its own admission excluded the impact of the i-Phone on operating income before depreciation and amortization, one of the metrics on which the bonus was based. As a result, Mr. Hesse's bonus was 16% higher than it should have been. We are pleased that Mr. Hesse has responded to criticism from shareholders about the incentive plan payouts. We applaud his decision to give back some of his compensation. We believe that bonus banking will help better align Mr. Hesse's interest with shareholders over the long term. We are pleased that the company has also switched to using an annual performance period for calculating the bonus, but we continue to be concerned that the short-term incentive plan can encourage senior executives to take on excessive risks to meet the targets. We urge the compensation committee to adopt a bonus deferral policy that will create a long-term orientation for senior executives. For these reasons we urge you to vote for the proposal. Thank you for considering our proposal.

Mr. Hance: Thank you Mr. Villegas. Any other questions or comments? Yes sir. Over here.

Rob Stid(?): Yeah, my name's Rob Stid(?), a shareholder from Lee's Summit, Missouri and I just wanted to add my thoughts about deferring some of the bonus because one of the concerns that I've had for many years is, you know, looking at cases where companies have posted okay results, the executives gotten good bonuses, then a year or two later something happens and it's shown that perhaps the decisions they made while good for the short-term turned out to irreparably harm the company a few years later. Therefore, I've thought for some time that a significant portion of the pay for the senior executives ought to be delayed and inaccessible for a number of years to help ensure that not only are they, do they help the company in the current year, but that their decisions help lay a solid framework and ground, you know, for good performance in, you know, many future years. Because the job of the senior executive isn't just to lead the company through a successful one year, but it's to help lay a good groundwork for the company for five and ten years into the future. And so I think that having some of their pay tied to much longer term goals to where you can get that back if it turns out that they made bad decisions is a wise move. So I support that kind of compensation. Thank you very much.

Mr. Hance: Great. Thanks for your comments. Thank you. Yes sir.

Ron Cave: Ron Cave, shareholder, longtime shareholder, Shawnee, Kansas. I noticed in the annual report that in 2010 the options were set at $1.97, in 2011 the options are $1.89. How is that an incentive for us as shareholders when the options are lower than the current price of $2.50? Wouldn't it be better under this proposal to have it at $5 or $7.50?

Mr. Hance: That's a great question. If you'll hold that question until the question and answer session we'd be glad to answer that for you, but what I'd like to do now is stay with this proposal to make sure that we give this proposal do care because that has nothing to do with deferral, if you will, and this is a deferral proposal. Any other comments on this proposal, which is a deferral for bonuses? Okay, thanks.

The eighth item of business to come before this meeting is a vote on a shareholder proposal sponsored by the New York City's Employee Retirement Fund, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund and the New York City Police Pension Fund, concerning political contributions. A resolution and statements in support of and opposition to the proposal are set forth in the proxy statement beginning on page 65.

Sprint supports transparency and accountability in corporate spending, and has published a list of its political contributions on its website. Our disclosure is consistent with that of other public companies and our Nominating and Governance Committee now has formal responsibility with respect to this disclosure. Therefore the board unanimously recommends a vote against this proposal. But Mr. Villegas you are here again to present this proposal as well.

A.J. Villegas: Well, actually I was only here to present the first one.

Mr. Hance: But you're tagged with this one too, buddy.

A.J. Villegas: Yes, I am tagged with this one.

(Laughter)

I'll just stand here and introduce myself again and say that the AFL-CIO urges you to support this proposal.

Mr. Hance: Thank you very much.

(Laughter)

We'll make a political contribution on your behalf here.

(Laughter)

Mr. Hance: How about comments or questions? Great, thanks. And I don't mean to cut off your questions, but we're going to come back to it. It's a fairly longer answer and we'll get back to it after the meeting.

The ninth item of business to come before this meeting is a vote on a shareholder proposal sponsored by the Nathan Cummings Foundation, concerning Net Neutrality.

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